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                                  Exhibit 11.1
              Statement Regarding Computation of Per Share Earnings
                     TB Wood's Corporation and Subsidiaries

                                December 31, 1999
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
                                                         1999         1998        1997
 --------------------------------------------------------------------------------------

 Net income                                            $5,367       $7,890      $8,689

 Basic:
 Net income per common share                            $0.91        $1.34       $1.49

 Weighted average shares of common stock and
        equivalents outstanding                        $5,896       $5,874      $5,833

 Diluted:
 Net income per common share                            $0.91        $1.33       $1.47

 Weighted average shares of common stock and
        equivalents outstanding                        $5,910       $5,932      $5,921
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